UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS, AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 (Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________________ to ___________________

Commission file number 1-7685

AVERY DENNISON CORPORATION EMPLOYEE SAVINGS PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

AVERY DENNISON CORPORATION

150 North Orange Grove Blvd.

Pasadena, California 91103

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

Page No.

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011	16

Signatures	20

Exhibit:

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of

    Avery Dennison Corporation Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Avery Dennison Corporation Employee Savings Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

June 26, 2012

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

(In millions)	2011	2010

ASSETS
Investments, at fair value	$673.9	$641.0
Receivables:
Notes receivable from participants	19.5	17.6
Other receivables	0.6	104.4

Total assets	694.0	763.0

LIABILITIES
Other payables	0.3	0.3

Total liabilities	0.3	0.3

Net assets available for benefits, reflecting investments at fair value	693.7	762.7
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4.2)	(3.1)

Net assets available for benefits	$689.5	$759.6

See Notes to Financial Statements

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
(In millions)	December 31,2011

Additions (reductions) to net assets attributed to:
Investment income (loss):
Interest income	$4.2
Dividend income	14.1
Net depreciation in fair value of investments	(84.2)

Net investment loss	(65.9)

Interest on notes receivable from participants	0.9

Contributions:
Participant contributions	38.8
Employer contributions	25.6

Total contributions	64.4

Total additions (reductions)	(0.6)

Deductions from net assets attributed to:
Benefits paid to participants	(66.7)
Administrative expenses	(0.6)

Total deductions	(67.3)

Net decrease in net assets available for benefits before plan transfers	(67.9)

Plan transfers	(2.2)

Net decrease in net assets available for benefits	(70.1)

Net assets available for benefits:
Beginning of year	759.6

End of year	$689.5

See Notes to Financial Statements

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Summary Description of the Plan

The following description of the Avery Dennison Corporation Employee Savings Plan (the “Plan”) is provided for financial reporting purposes only. For information regarding the terms and conditions of the Plan for benefit purposes, participants should refer to the Plan document.

General

The Plan covers eligible U.S. employees of Avery Dennison Corporation (the “Company”), the Plan Sponsor and Plan Administrator of the Plan. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective January 1, 2011, the Plan was amended to constitute a “safe harbor 401(k) plan” under the Internal Revenue Code (“IRC”).

Plan Mergers

On December 31, 2010, the Paxar Corporation Employee Savings and Protection Plan (the “Paxar Savings Plan”) merged into the Plan and net assets totaling $104.4 million were transferred into the Plan. The Paxar Savings Plan was a plan from the Company’s acquired subsidiary, Paxar Corporation. Account balances valued as of the transfer date were mapped to investment options under the Plan that were most similar to participants’ previous investment elections.

The amount transferred to the Plan was reflected in the Statement of Net Assets Available for Benefits as “Other receivables” of $101.7 million and “Notes receivable from participants” of $2.7 million as of December 31, 2010.

Participant Contributions

Each newly-hired eligible employee is automatically enrolled in the Plan following 30 days of employment, unless the employee affirmatively elects within the first 30 days of employment not to contribute or to start his or her contributions earlier. Each eligible employee is automatically enrolled at a contribution level of 6 percent of his or her eligible compensation in the form of Pre-Tax Savings (“PTS”) contributions to his or her account, unless the employee affirmatively elects otherwise. A participant may elect to contribute 1 to 25 percent of his or her total eligible compensation on a pre-tax and/or after-tax basis (subject to an annual maximum, as prescribed by regulatory requirements and limits imposed on highly-compensated employees in order to satisfy nondiscrimination requirements). Participants age 50 and above may contribute additional “catch-up” PTS contributions over the otherwise applicable limit in accordance with regulatory requirements and subject to the aforementioned limits. Participants direct the investment of their contributions into various investment options offered under the Plan.

Effective January 1, 2011, a participant who is a highly-compensated employee can contribute any whole percentage (up to 100 percent) of his or her eligible earnings to the Plan on a pre-tax basis (subject to applicable IRS pre-tax contribution limits).

Effective January 1, 2012, all participants can contribute any whole percentage (up to 100 percent) of their eligible earnings as pre-tax contributions and between 1 to 25 percent of their eligible earnings as after-tax contributions (in each case, subject to applicable IRS contribution limits). Participants can make one election that covers their regular pre-tax contributions and, if eligible, their catch-up contributions (subject to applicable IRS contribution limits). Separate catch-up contribution elections are no longer allowed.

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

A pre-tax contribution election automatically switches to an after-tax contribution election (referred to as the “spillover feature”) once a participant reaches his or her IRS annual pre-tax contribution limit during a calendar year, which remains in effect for the remainder of the year. At the start of each calendar year, participants’ contributions will default to their pre-tax contribution election on file. Effective January 1, 2012, participants have the opportunity to “opt out” of the automatic spillover feature and stop their employee contributions once they reach the IRS annual pre-tax contribution limit for the given year.

Employer Contributions

Effective January 1, 2011, the Company contribution consists of an automatic contribution equal to 3 percent of an eligible employee’s eligible compensation regardless of his or her contributions to the Plan, and a matching contribution of 50 percent of the first 6 percent of eligible compensation that is contributed by an eligible employee each pay period (up to a maximum of 3 percent of eligible compensation). These Company contributions vest after two years of service, reduced from the previous vesting requirement of three years of service.

Effective December 31, 2010, an additional Company contribution feature was added to the Plan, providing an annual “true-up” contribution to ensure that participants receive the maximum Company matching contribution for which they are eligible. At the end of each year, the maximum Company matching contribution is calculated using the participant’s annualized average contribution percentage. If the participant’s actual Company matching contribution received for the year is less than the calculated maximum Company matching contribution, then the difference is deposited as a lump sum in the eligible participant’s account during the first quarter following the Plan year end.

All Company contributions are invested in Company common stock and are initially considered non-participant directed. However, once the contribution is credited to the participant’s account, a participant may elect to transfer his or her Company stock investments to other available investment options at any time, subject to restrictions on transfer for certain employees at certain times, in accordance with the Company’s insider trading policy.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and earnings on all such contributions. The participant’s entire benefit from the Plan is provided from the participant’s vested account balance.

Stock Holding and Retirement Enhancement (“SHARE”) accounts are held under the Plan for participants who participated in the Company’s SHARE Plan, which is now a part of the Plan. SHARE accounts hold Company stock investments that participants may elect to transfer to other investment funds available under the Plan at any time, subject to restrictions on transfer for certain employees at certain times, in accordance with the Company’s insider trading policy. A participant may also elect to transfer his or her SHARE account balance to the Avery Dennison Pension Plan upon termination, subject to Plan restrictions and requirements. See Note 3, “Plan Transfers,” for more information.

Rollovers

Eligible employees are permitted to make rollover contributions of eligible rollover distributions into the Plan, including direct rollovers.

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting and Forfeitures

Employee contributions and earnings thereon are immediately 100 percent vested. Company contributions and earnings thereon were 100 percent vested after three years of service; however, effective January 1, 2011, Company contributions and earnings thereon will be 100 percent vested after two years of service. Vesting in Company contributions can occur as of an earlier date upon a participant’s death or 65th birthday or if the Plan is terminated or discontinued, provided that the participant is an employee at that time. In addition, certain participants who die while performing qualified military service are fully vested in their Company contributions (and earnings) under the Plan. All SHARE accounts are currently 100 percent vested.

If a participant’s employment terminates prior to vesting, all Company contributions and earnings thereon are forfeited. Forfeitures of participants’ unvested Company contributions may be used to pay administrative expenses of the Plan or to offset future Company contributions. The amount of forfeitures used to offset Company contributions and pay administrative expenses of the Plan was $2.2 million for the year ended December 31, 2011.

Payment of Benefits

Participants generally receive their vested account balance when they retire or terminate employment with the Company. Participants may make hardship withdrawals, withdrawals at age 59  1/2, and certain other withdrawals from specified vested accounts during their employment, subject to legal and/or Plan restrictions and requirements. Participant and Company contributions, including any earnings thereon, are not taxable until withdrawn or distributed.

Notes Receivable from Participants (Participant Loans)

Participants have the right, subject to certain limitations and requirements, to borrow from certain accounts. In general, loans cannot exceed 50 percent of the participant’s vested account balances at the time the loan is made and must bear reasonable interest rates commensurate with interest rates charged by persons in the business of lending money for loans made under similar circumstances. At the time that each loan is made, the interest rate is fixed at a rate equal to the prime rate (as published by Reuters) plus one percent established as of the first day of each plan quarter. Each loan is an asset of the applicable participant’s account on the date of borrowing. The loan must be repaid within five years, unless the loan is for the purchase of a principal residence, in which case the loan term may be five, ten, or 15 years, whichever is elected by the participant. Interest payments are credited to the applicable participant’s account.

Administrative Expenses

Investment management fees and reasonable administrative expenses are paid by the Plan, as permitted by law. All other administrative expenses of the Plan are paid by the Company.

Plan Termination

The Company currently intends to continue the Plan. However, the Company reserves the right to change, amend, terminate or discontinue the Plan at any time. In the event of Plan termination, each affected participant would become 100 percent vested in his or her Company contributions and all of the assets in participant accounts would be distributed to the participants (or beneficiaries).

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued updated guidance surrounding fair value accounting. The amendments are of two types: (i) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011, with early adoption not permitted. The Company is in the process of evaluating the impact of the adoption of this guidance on the Plan’s financial statements.

Risks and Uncertainties

The Plan’s assets are invested at participants’ discretion in Company common stock or various other investment fund options available under the Plan. The fund options may be invested in any combination of stocks, bonds, mutual funds and other investment securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value, liquidity and related income of these securities are exposed to various risks, such as changes in interest rates, foreign currency exchange rates, credit quality, and volatility with respect to the holdings within individual funds (including the Company Stock Fund), as well as to changes in global economic conditions, including real estate values, delinquencies and defaults, and the outlook and performance of financial markets. Changes in the values of investment securities will affect participants’ account balances and the amounts reported in the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of net assets available for benefits and the reported amounts of changes in net assets available for benefits. Actual results could differ from these estimates.

Fully Benefit-Responsive Investment Contracts

Fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as an adjustment for the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits are prepared on a contract value basis for these types of contracts. Refer to Note 6, “Investment Contracts,” for more information.

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Valuation of Investments

Investments are reported at fair value. Refer to Note 7, “Fair Value Measurements,” for more information.

Notes Receivable from Participants (Participant Loans)

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan.

Income Recognition

The net appreciation or depreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments during the period, is reported in the Statement of Changes in Net Assets Available for Benefits. Dividend income is accrued on the ex-dividend date. Interest income from other investments is accrued as earned.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains or losses on sales of securities are computed on an average cost basis. Unrealized appreciation or depreciation in the fair value of investments is the change in the fair value during the Plan’s fiscal year.

Leveraged Stock Fund

The Plan has a leveraged employee stock ownership feature, which allows the Plan to borrow funds to purchase shares of Company common stock at market prices. Company common stock purchased using these loan proceeds may be allocated to participant accounts to fund employer matching contributions. This feature has not been utilized by the Plan since shares were fully allocated to participants in 2009. As of December 31, 2011 and 2010, there were no shares held in this fund.

Contributions

Participant and employer contributions are recorded on an accrual basis. The Company’s automatic contribution, matching contribution, and true-up contribution are invested in Company common stock.

Benefit Payments

All benefits are payable from net assets available for benefits. Benefits are recorded when paid. The Plan’s financial statements and the related Form 5500 differ in the presentation of benefits payable due to different guidelines for each as promulgated by GAAP and the Form 5500 reporting requirements. Form 5500 requires plans to report benefit claims payable as a liability, whereas they are not recorded as a liability in the Plan’s financial statements.

Subsequent Events

Management evaluated subsequent events through the date the financial statements were issued.

3.	Plan Transfers

Based on participant elections, the Company transferred $2.2 million from SHARE accounts under the Plan to the Avery Dennison Pension Plan during the year ended December 31, 2011.

4.	Investments

The fair value of individual investments representing five percent or more of the Plan’s net assets available for benefits at each of the presented Plan years ended is as follows:

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

	December 31,

(In millions)	2011	2010

Company common stock: 4,868,728 and 4,530,953 shares, respectively	$139.6	$191.8
Fidelity Freedom Fund K 2020: 3,403,673 and 2,660,711 shares, respectively	42.3	N/A (1)
Fidelity Freedom Fund K 2030: 2,979,624 and 2,161,415 shares, respectively	37.4	N/A (1)

(1)	Fair value was below five percent of the Plan’s net assets.

5.	Net Depreciation in the Fair Value of Investments

During the year ended December 31, 2011, the Plan’s investments, which include realized gains and losses on investments sold, as well as unrealized depreciation and appreciation on investments held during the year, depreciated in value as follows:

(In millions)	Year Ended December 31, 2011

Mutual funds	$(20.0)
Common/collective trusts	(1.7)
Company common stock	(62.5)

Net depreciation in the fair value of investments	$(84.2)

6.	Investment Contracts

Included in the Plan’s investments is a fixed income fund that includes fully benefit-responsive guaranteed investment contracts (“GICs”) issued and guaranteed by insurance companies or other financial institutions. The fund invests in traditional GICs and security-backed contracts, also known as synthetic GICs or separate account GICs. Traditional GICs are backed by the general account of the contract issuer. The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period. Security-backed contracts are backed by a portfolio of bonds or units of collective funds that are either owned directly by the fund (synthetic GIC) or owned by the contract issuer and segregated in a separate account for the benefit of the fund (separate account GIC). The interest crediting rate of a security-backed contract is based on the contract value, the fair value, duration, and yield to maturity of the underlying portfolio. Under both traditional and security-backed GICs, the issuer guarantees that all qualified participant withdrawals will be at contract value (principle plus accrued interest).

Synthetic GICs have underlying assets that are valued at representative market prices and adjusted to contract value by using a wrap contract. The fair value of a synthetic GIC is composed of the aggregate market values of the underlying investments and the fair value of the wrap contract. The fair value of a wrap contract for a synthetic GIC represents the difference between current market level rates for contract wrap fees and the wrap fee being charged. Refer to Note 7, “Fair Value Measurements,” for further information.

The Plan’s GICs and their associated wrap contracts are included in the Statements of Net Assets Available for Benefits at fair value of $153.1 million and $108 million as of December 31, 2011 and

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2010, respectively. Contract value of the fully benefit-responsive investment contracts was lower than fair market value by $4.2 million and $3.1 million as of December 31, 2011 and 2010, respectively.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value, which represents contributions plus interest earned less benefits paid and transfers to other funds. However, if one or all of the contracts were to be terminated by the Plan prior to the expiration date and the Plan’s assets withdrawn, the amount received by the Plan could be less than the contract value under the relevant provisions of the agreements. Withdrawals and transfers resulting from certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts. Such events include the following: (1) amendments to the Plan (including complete or partial Plan termination or merger with another plan), (2) competing fund transfers or violation of equity wash provisions, (3) any early retirement program, group termination, group layoff, facility closing, or similar program, (4) bankruptcy of the Company or other Company events that cause a significant withdrawal from the Plan, and (5) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. In these instances, market value would likely be used to determine payouts to participants. In general, issuers may terminate the contract and settle at other than contract value due to changes in the qualification status of the Company or the Plan, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. At this time, the Company does not believe that the occurrence of any event that would limit the Plan’s ability to transact with participants at contract value is probable.

The crediting interest rates paid on the fully benefit-responsive investment contracts ranged from .01 percent per annum to 4.31 percent per annum as of December 31, 2011, and .2 percent per annum to 4.6 percent per annum as of December 31, 2010. The Plan earned an average annual yield on these investment contracts of 2.51 percent for the year ended December 31, 2011. The average annual yield credited to participants was 2.30 percent for the year ended December 31, 2011. Crediting interest rates for synthetic GICs are reviewed on a quarterly basis for resetting and may not be less than zero percent per annum, while traditional GICs have fixed crediting rates for the terms of the contracts. There were no reserves against contract values as of December 31, 2011 or 2010.

Refer to Note 10, “Concentration of Credit Risk,” for more information.

7.	Fair Value Measurements

Plan investments are valued based on a three-tier fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Inputs to the valuation methodology for the three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Level 3	Unobservable and significant to the fair value measurement.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

The asset’s or liability’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Money market funds: Valued at cost, which approximates fair value.

Mutual funds: Valued at quoted market prices, which represent the net asset value (“NAV”) of shares held at year end.

Common/collective trusts and pooled fixed income funds: Valued at NAV per unit, as determined by the fund’s trustee based on the underlying securities in the trust. These investments are redeemable daily and settle within three days. There are no unfunded commitments and no other trading restrictions.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Fixed income securities: Valued using bid prices; observable market inputs to determine these prices include reportable trades, benchmark yields, credit spreads, broker/dealer quotes, bids and offers.

Guaranteed investment contracts: Traditional GICs are valued using the present value of the contract’s unobservable future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates. The separate account GIC is valued based on the Plan’s allotted share of the fair value of the total underlying securities in the separate account.

Wrap contracts: Valued based on hypothetical wrap fees generated by matrix pricing.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

		Fair Value Measurements Using

(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Money market funds	$14.8	$13.5	$1.3	$–
Fixed income securities:
Mortgage-backed securities	5.9	–	5.9	–
Asset-backed securities	11.2	–	11.2	–
Corporate bonds	16.8	–	16.8	–
Government securities	8.7	7.4	1.3	–
Pooled fixed income funds:
Mortgage-backed securities	21.0	–	21.0	–
Asset-backed securities	12.0	–	12.0	–
Corporate bonds	46.8	–	46.8	–
Government bonds	12.0	–	12.0	–
Mutual funds:
Corporate bonds	7.6	7.6	–	–
U.S. equities – growth	79.8	79.8	–	–
U.S. equities – value	40.1	40.1	–	–
U.S. equities – blend	30.1	30.1	–	–
International	26.8	26.8	–	–
Life cycle	120.3	120.3	–	–
Company common stock	139.6	139.6	–	–
Common/collective trusts	61.9	–	61.9	–
Guaranteed investment contracts:
Traditional GICs	10.8	–	–	10.8
Separate account GIC	7.6	–	7.6	–
Wrap contracts	0.1	–	–	0.1

	$673.9	$465.2	$197.8	$10.9

The following table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2011:

(In millions)	Traditional GICs	Wrap contracts	Total

Fair value, beginning of year	$6.8	$0.1	$6.9
Interest income	0.2	–	0.2
Unrealized gains	0.1	–	0.1
Issuances	7.0	–	7.0
Settlements	(3.3)	–	(3.3)

Fair value, end of year	$10.8	$0.1	$10.9

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

		Fair Value Measurements Using

(In millions)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Money market funds	$33.7	$29.1	$4.6	$–
Fixed income securities:
Mortgage-backed securities	14.6	–	14.6	–
Asset-backed securities	11.1	–	11.1	–
Corporate bonds	15.4	–	15.4	–
Government securities	6.7	5.1	1.6	–
Pooled fixed income funds:
Mortgage-backed securities	18.5	–	18.5	–
Asset-backed securities	9.7	–	9.7	–
Corporate bonds	12.3	–	12.3	–
Government bonds	8.4	–	8.4	–
Mutual funds:
U.S. equities – growth	54.8	54.8	–	–
U.S. equities – value	39.4	39.4	–	–
U.S. equities – blend	25.2	25.2	–	–
International	31.1	31.1	–	–
Life cycle	97.8	97.8	–	–
Company common stock	191.8	191.8	–	–
Common/collective trusts	63.6	–	63.6	–
Traditional GICs	6.8	–	–	6.8
Wrap contracts	0.1	–	–	0.1

	$641.0	$474.3	$159.8	$6.9

8.	Related-Party Transactions

The Plan invests in shares of mutual funds and short-term investments and deposits managed by Fidelity Management Trust Company (“FMTC”). FMTC is the Custodian and Recordkeeper as defined by the Plan and, therefore, transactions related to these investments qualify as party-in-interest transactions. As of December 31, 2011 and 2010, the total market value of investments in funds managed by FMTC was $221.9 million and $219.0 million, respectively.

The Plan also invests in shares of Company common stock. The Company is the Plan Sponsor and Plan Administrator and, therefore, transactions related to these investments qualify as party-in-interest transactions. As of December 31, 2011 and 2010, the market value of investments in Company common stock was $139.6 million and $191.8 million, respectively. During the year ended December 31, 2011,

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

the Plan purchased and sold Company common stock totaling $47.9 million and $37.4 million, respectively.

9.	Tax Status

The Plan is intended to comply with the provisions of Section 401(a) and other applicable provisions of the IRC. The Plan received a favorable determination letter from the IRS in November 2009 that included certain IRS pre-approved amendments executed in December 2009. As of the applicable dates, the Plan is, therefore, considered exempt from federal and state income taxes.

Plan amendments subsequent to the effective date of the IRS determination letter are not covered by the letter. The Plan is designed and intended to operate in compliance with the applicable requirements of the IRC. The Company intends to make any additional amendments necessary to continue to comply with the applicable requirements under the law.

GAAP requires the Company to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has concluded that, as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress. The Company believes it is no longer subject to income tax examinations by tax authorities for years prior to 2008.

10.	Concentration of Credit Risk

Included in the Plan’s investments for participants is a fixed income fund in which the Plan directly owns the underlying investments. The fixed income fund invests primarily in a mix of medium-term investment contracts issued by insurance companies and banks with high credit ratings, and in professionally managed portfolios of high-grade, short- and medium-term fixed income securities. Although the fund contains a diversified portfolio, the ultimate performance of the fund is dependent upon the ability of the underlying parties to honor their obligations. The Company, under investment management agreements, has entered into wrap contracts for a portion of the fixed income fund with insurance companies or financial institutions. Under these contracts, the insurance company or financial institution aims to preserve principal and generate a fixed rate of return (interest rate floor of zero percent).

The Plan’s cash and cash equivalent balances with financial institutions may, at times, exceed federally insured limits.

Although the Plan may be exposed to losses in the event of nonpayment, it does not anticipate such losses.

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

11.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2011 and 2010:

	December 31,

(In millions)	2011	2010

Net assets available for benefits per the financial statements	$689.5	$759.6
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	4.2	3.1
Amounts allocated to withdrawing participants	–	(0.4)

Net assets available for benefits per the Form 5500	$693.7	$762.3

The fully benefit-responsive investment contracts are recorded at fair value and adjusted to contract value in the Statements of Net Assets Available for Benefits and at fair value on the Form 5500. As a result, unrealized gains or losses related to fully benefit-responsive investment contracts are reflected in the Form 5500, but not included in “Net depreciation in the fair value of investments” in the Statement of Changes in Net Assets Available for Benefits.

The following is a reconciliation of the net decrease in net assets available for benefits before plan transfers per the financial statements to the Form 5500 for the year ended December 31, 2011:

(In millions)	Year Ended December 31, 2011

Net decrease in net assets available for benefits before plan transfers per the financial statements	$(67.9)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1.1)
Amounts allocated to withdrawing participants	0.4

Net decrease in net assets available for benefits before plan transfers per the Form 5500	$(68.6)

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2011

(Dollars in millions)

(a) (b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost **	(e) Value

Cash and Cash Equivalents

* Fidelity Short Term Investment Fund	Short Term Investment, .1% variable		$ 13.3
* Fidelity Institutional Cash Portfolio - Monthly	Collective Investment		1.1
SEI Daily Income Treasury Government Fund	Short Term Investment, .1% variable		0.2

Total			14.6

Traditional Guaranteed Investment Contracts
ING	Contract IUS 0404, Stepped maturity, 2.1%		3.6
Metropolitan	Contract 31952, Stepped maturity, 3.7%		1.0
Protective life	Contract GA 2003, Stepped maturity, 2.1%		3.7
Prudential	Contract GA 62283-211, Stepped maturity, 1.4%		2.5

Total			10.8

Separate Account Guaranteed Investment Contract
ING	Contract 060328, Stepped maturity, 1.2%		7.6

Synthetic Guaranteed Investment Contracts
JP Morgan Chase (Contract AAvery01)
Bear Sterns Commercial Mortgage Securities	Mortgage Backed Security, 9/13/2012, 4.2%		0.3
Freddie Mac	Mortgage Backed Security, 7/16/2012, 5%		0.7
Freddie Mac	Mortgage Backed Security, 2/15/2012, 5%		0.2
Ford Credit Auto Owners Trust	Asset Backed Security, 7/16/2012, 5.2%		0.5
Government National Mortgage Association	Mortgage Backed Security, 4/16/2013, 4.3%		0.2
Oncor Electric Delivery Transition	Asset Backed Security, 11/15/2012, 4.8%		0.4
Wrap contract			–

Total			2.3

Natixis Financial Products (Contract WR 1819-03-A)
Citigroup/Deutsche Bank	Mortgage Backed Security, 1/17/2012, 5.4%		0.5
Freddie Mac	Mortgage Backed Security, 10/15/2012, 4.5%		0.5
Freddie Mac	Mortgage Backed Security, 4/16/2012, 5%		0.7
Freddie Mac	Mortgage Backed Security, 1/15/2013, 5%		0.7
Merrill Lynch Mortgage Trust	Mortgage Backed Security, 5/12/2014, 5%		2.1
Public Service New Hampshire Funding LLC	Asset Backed Security, 5/1/2013, 6.5%		0.6
Wrap contract			–

Total			5.1

ING Life Insurance (Contract 60247)
BlackRock 1-3 Year Government Bond Index Fund	Pooled Fixed Income Fund		1.4
BlackRock Asset-Backed Securities Index Fund	Pooled Fixed Income Fund		7.2
BlackRock Commercial Mortgage-Backed Index Fund	Pooled Fixed Income Fund		1.1
BlackRock Intermediate Term Credit Bond Index Fund	Pooled Fixed Income Fund		7.2
BlackRock Intermediate Government Bond Index Fund	Pooled Fixed Income Fund		4.1
BlackRock Long Term Credit Bond Index Fund	Pooled Fixed Income Fund		1.8
BlackRock Long Term Government Bond Index Fund	Pooled Fixed Income Fund		1.7
BlackRock Mortgage-Backed Securities Index Fund	Pooled Fixed Income Fund		11.5
Wrap contract			0.1

Total			36.1

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2011

(Dollars in millions)

(a) (b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost **	(e) Value

Monumental Life Insurance (Contract MDA01090TR)
BlackRock 1-3 Year Government Bond Index Fund	Pooled Fixed Income Fund		$ 1.0
BlackRock Asset-Backed Securities Index Fund	Pooled Fixed Income Fund		4.8
BlackRock Commercial Mortgage-Backed Index Fund	Pooled Fixed Income Fund		0.7
BlackRock Intermediate Term Credit Bond Index Fund	Pooled Fixed Income Fund		4.8
BlackRock Intermediate Government Bond Index Fund	Pooled Fixed Income Fund		2.7
BlackRock Long Term Credit Bond Index Fund	Pooled Fixed Income Fund		1.2
BlackRock Long Term Government Bond Index Fund	Pooled Fixed Income Fund		1.1
BlackRock Mortgage-Backed Securities Index Fund	Pooled Fixed Income Fund		7.7
Wrap contract			–

Total			24.0

Prudential (Contract GA 62338)
Prudential Core Conservative Intermediate Bond Fund	Pooled Fixed Income Fund		31.8
Wrap contract			–

Total			31.8

Pacific Life Insurance Company (Contract G-27553.01.0001)
Aflac Inc	Corporate Bond, due 08/15/2015, par $0.5, 3.5%		0.5
Amer Express Mstr Tr 2005-4 A Frn	Asset Back Security, due 01/15/2015, par $0, 0.3%		0.1
Amer Express Mstr Tr 2005-7 A Frn	Asset Back Security, due 03/16/2015, par $0.4, 0.3%		0.3
AT&T Inc	Corporate Bond, due 02/01/2018, par $0.5, 5.5%		0.5
AT&T Inc	Corporate Bond, due 08/15/2015, par $0.6, 2.5%		0.6
Bacct 2006-A11 A11	Asset Back Security, due 04/15/2016, par $1.0, 0.3%		1.0
Bank Of America Auto 2010-2 A3	Asset Back Security, due 07/15/2014, par $0.7, 1.3%		0.7
Bank Of America Corp	Corporate Bond, due 06/01/2019, par $0.7, 7.6%		0.7
California St G.O.	Government Security, due 04/01/2014, par $0.8, 5.3%		0.8
Capital Auto Trust 2007-3 A4	Asset Back Security, due 03/17/2014, par $0.1, 5.2%		0.1
Capital One Tr 2005-A10 A Frn	Asset Back Security, due 09/15/2015, par $0.2, 0.4%		0.2
Capital One Tr 2006-A5 A5 Frn	Asset Back Security, due 01/15/2016, par $0.8, 0.3%		0.8
Capital One Tr 2006-A8 A8 Frn	Asset Back Security, due 04/15/2016, par $0.2, 0.3%		0.2
Citibank Issuance Tr 2009-A5 A5	Asset Back Security, due 12/23/2014, par $0.8, 2.3%		0.8
Citigroup Inc	Corporate Bond, due 01/15/2015, par $1, 6%		1.1
Conocophillips	Corporate Bond, due 05/15/2013, par $0.2, 4.4%		0.2
Daimler Chrysler Trust 2007-A A4	Asset Back Security, due 03/08/2013, par $0.1, 5.3%		0.1
Discover Card Mstr Tr 2007-A2 A2 Frn	Asset Back Security, due 06/15/2015, par $0.4, 0.9%		0.3
Discover Card Mstr Tr 2009-A1 A1 Frn	Asset Back Security, due 12/15/2014, par $0.5, 1.6%		0.5
Discover Card Mstr Tr 2009-A2 A Frn	Asset Back Security, due 02/17/2015, par $0.3, 1.6%		0.3
Duke Energy Carolinas	Corporate Bond, due 12/15/2016, par $1.0, 1.8%		1.0
E.I. Du Pont De Nemours	Corporate Bond, due 01/15/2013, par $0.2, 5%		0.2
Eaton Corp Frn	Corporate Bond, due 06/16/2014, par $0.1, 0.9%		0.1
Enel Finance Intl Sa	Corporate Bond, due 10/07/2014, par $0.6, 3.9%		0.6
Exelon Generation Co Llc	Corporate Bond, due 01/15/2014, par $0.4, 5.4%		0.4
Ford Auto Trust 2009-A A4	Asset Back Security, due 05/15/2014, par $1.1, 6.1%		1.1
GE Capital Cc Mstr Tr 2009-2 A	Asset Back Security, due 07/15/2015, par $0.4, 3.7%		0.4
GE Capital Cc Mstr Tr 2010-3 A	Asset Back Security, due 06/15/2016, par $0.8, 2.2%		0.8
General Elec Cap Corp Frn	Corporate Bond, due 05/09/2016, par $0.3, 1.3%		0.2
General Elec Cap Corp Frn	Corporate Bond, due 09/15/2014, par $0.1, 0.8%		0.1
Georgia Power Company	Corporate Bond, due 04/15/2016, par $1.0, 3%		1.1

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2011

(Dollars in millions)

(a) (b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost **	(e) Value

Harley-Davidson Trust 2008-1 A4	Asset Back Security, due 12/15/2013, par $0.5, 4.9%		$ 0.5
Honda Auto Trust 2011-1 A3	Asset Back Security, due 10/15/2014, par $0.4, 1.1%		0.4
HSBC Finance Corp Frn	Corporate Bond, due 06/01/2016, par $0.3, 1%		0.2
Irish Life & Permanent	Government Security, due 01/14/2013, par $0.5, 3.6%		0.5
JP Morgan Chase	Corporate Bond, due 07/05/2016, par $0.3, 3.2%		0.3
Lloyds TSB Bank Plc	Corporate Bond, due 01/21/2016, par $1.1, 4.9%		1.1
Nissan Auto Tr 2009-A A4	Asset Back Security, due 08/17/2015, par $0.6, 4.7%		0.6
Penar 2011-1A A1	Asset Back Security, due 07/18/2013, par $0.5, 0.9%		0.5
Philip Morris Intl Inc	Corporate Bond, due 05/16/2016, par $0.8, 2.5%		0.8
Royal Bank Of Scotland Plc	Corporate Bond, due 09/21/2015, par $0.4, 4%		0.3
Santander US	Corporate Bond, due 10/07/2015, par $0.7, 3.8%		0.6
Sempra Energy Frn	Corporate Bond, due 03/15/2014, par $1, 1.3%		1.0
State Street Bank Short Term Interest Fund	Short Term Investment, par $0.2		0.2
Standard Chartered Bank	Corporate Bond, due 05/12/2016, par $0.2, 3.2%		0.2
Statoil	Corporate Bond, due 10/15/2014, par $0.6, 2.9%		0.6
Telefonica Sa	Corporate Bond, due 01/15/2015, par $0.9, 4.9%		0.9
Tesco Plc	Corporate Bond, due 12/05/2014, par $0.6, 2%		0.6
Toronto-Dominion Bank	Corporate Bond, due 07/12/2016, par $0.8, 2.5%		0.8
US Treasury Bills	Government Security, due 05/17/2012, par $2.7, 0%		2.7
US Treasury Notes	Government Security, due 11/30/2016, par $0.5, 0.9%		0.5
US Treasury Notes	Government Security, due 05/15/2014, par $1.0, 1%		1.0
US Treasury Notes	Government Security, due 07/31/2013, par $1.8, 0.4%		1.8
US Treasury Notes	Government Security, due 04/30/2015, par $1.3, 2.5%		1.4
Verizon Communications	Corporate Bond, due 02/15/2013, par $0.9, 4.4%		1.0
Vodafone Group Plc	Corporate Bond, due 06/10/2014, par $0.2, 4.2%		0.2
Wachovia Corp	Corporate Bond, due 05/01/2013, par $0.3, 5.5%		0.3
Western Union	Corporate Bond, due 02/26/2014, par $0.5, 6.5%		0.5
Xstrata Canada Fin Corp	Corporate Bond, due 11/10/2014, par $0.1, 2.9%		0.1
Wrap contract			–

	Total		35.4

Total fair market value of underlying assets			134.7

* Avery Dennison Corporation Common Stock	4,868,728 shares		139.6

Common/Collective Trusts
Mellon Stable Value Fund	Bank-sponsored Collective Fund		0.1
Victory EB Diversified Stock Fund	Common/collective Trust Fund		32.0
* Fidelity U.S. Equity Index Pool Fund	Common/collective Trust Fund		29.8

Total			61.9

Mutual Funds
Artisan Mid Cap Investment Fund	Investment in Registered Investment Company		22.7
Eaton Vance Large Cap Value Fund	Investment in Registered Investment Company		11.4
BlackRock Inflation-Protect Bond Fund	Investment in Registered Investment Company		6.3
DFA U.S. Targeted Value Portfolio	Investment in Registered Investment Company		3.0
* Fidelity Freedom K Income Fund	Investment in Registered Investment Company		2.3
* Fidelity Freedom K 2000 Fund	Investment in Registered Investment Company		2.4
* Fidelity Freedom K 2010 Fund	Investment in Registered Investment Company		12.6
* Fidelity Freedom K 2015 Fund	Investment in Registered Investment Company		4.6

AVERY DENNISON CORPORATION

EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2011

(Dollars in millions)

(a) (b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (including maturity date, rate of interest, collateral, par or maturity value)	(d) Cost **	(e) Value

* Fidelity Freedom K 2020 Fund	Investment in Registered Investment Company		$ 42.3
* Fidelity Freedom K 2030 Fund	Investment in Registered Investment Company		37.4
* Fidelity Freedom K 2040 Fund	Investment in Registered Investment Company		17.4
* Fidelity Freedom K 2050 Fund	Investment in Registered Investment Company		3.5
* Fidelity Diversified International Fund	Investment in Registered Investment Company		26.8
* Fidelity Retirement Money Market Fund	Investment in Registered Investment Company		0.1
* Fidelity Growth Company Fund- Class K	Investment in Registered Investment Company		28.3
Goldman Sachs Mid Cap Value Fund	Investment in Registered Investment Company		28.7
PIMCO Total Return Fund	Investment in Registered Investment Company		7.6
Turner Core Growth Fund	Investment in Registered Investment Company		8.6
Times Square Small Cap Growth Fund	Investment in Registered Investment Company		17.2
Vanguard Growth & Income Fund	Investment in Registered Investment Company		21.5

Total			304.7

Total investments, at fair value			$ 673.9

* Notes receivable from participants	Interest rates ranging between 4.25% -10.50%, with varying maturities from 2012 through 2026		$ 19.5

* Indicates party-in-interest to the Plan for which a statutory exemption exists.
** Cost information is not required under ERISA for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AVERY DENNISON CORPORATION EMPLOYEE SAVINGS PLAN

Date: June 26, 2012	By:	/s/ Karyn E. Rodriguez

Karyn E. Rodriguez Vice President and Treasurer, Avery Dennison Corporation